TOTAL SPORTS INC.
                             234 FAYETTEVILLE STREET
                          RALEIGH, NORTH CAROLINA 27601

                                  May 15, 2000

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention:  John Saia, Esq., Mail Stop 0409

     Re:  Total Sports Inc.
          Registration Statement on Form S-1 (Reg. No. 333-90905)

Ladies and Gentlemen:

     Pursuant to Rule 477 of the Securities Act of 1933, please accept this letter as a request for the Commission's consent to the withdrawal of our Registration Statement referenced above. The offering contemplated by this Registration Statement has been terminated due to unfavorable market conditions in its industry, as indicated by the reductions in the stock prices of comparable public companies over the past few months.

     Upon the grant of the Commission's consent hereto, please return a dated copy of the order granting such withdrawal, which order shall state "Withdrawn upon the request of the registrant, the Commission consenting thereto," and which is to be included in the file for the Registration Statement.

     Otherwise, please direct all inquiries to Don Reynolds at (919) 781-4000.


                                 Respectfully,
                                 TOTAL SPORTS INC.
                                 /s/ FRANK A. DANIELS, III
                                 -------------------------

                                 Frank A. Daniels, III
                                 Chairman and Chief
                                 Executive Officer


cc:  Donald R. Reynolds, Esq.